IM Cannabis Accelerates Sales in Germany, Reaching Adjusted EBITDA Profitability

  Shipments made to seven distribution partners in Germany

  German operations and growing sales by Focus Medical create inflection point to positive adjusted EBITDA profitability beginning in September 2020

  IMC Netherlands has submitted its application to the Dutch government's controlled cannabis supply chain experiment

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - October 7, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to provide an update on its international operations.

"Our pace of execution gained significant momentum in the third quarter. Our distribution platforms in both Israel and Germany are fully established. In Israel, we are seeing rapid growth in deliveries of IMC-branded products by Focus Medical under its pharmacy sales agreements. In Germany, we have begun delivering under our binding distribution agreements and are seeing IMC-branded medical cannabis in pharmacies across the country. Now that we have made the necessary investments in our infrastructure, we expect shareholders will see the financial results of our long-term value creation strategy having reached adjusted EBITDA profitability in September 2020," said Oren Shuster, CEO of IMC.

Growing German Platform with IMC Brand Launch

Adjupharm GmbH ("Adjupharm") made significant progress building its German distribution channels during the third quarter of 2020. Adjupharm added seven distribution partners to distribute and sell IMC-branded products to German pharmacies. In order to fulfill demand from its distribution partners, Adjupharm has begun importing medical cannabis from its EU-GMP supply partner.

Adjupharm delivered its first shipment of IMC-branded medical cannabis to a distribution partner in September. To date, Adjupharm has now made shipments to seven of its ten distribution partners. IMC-branded products are available across Germany to pharmacies licensed to sell narcotics, and the Adjupharm sales team and call center are rapidly developing a physician education program.

Through Adjupharm, IMC currently has binding commitments for the sale and delivery of a total of 1,615kg of medical cannabis in Germany under the IMC brand to its ten distribution partners.

IMC Netherlands Established to Expand International Operation

IMC recently established with a local Dutch partner, IMC- Holland B.V. ("IMC Netherlands") and submitted its application to participate in the Dutch government's controlled cannabis supply chain experiment. IMC Netherlands is 60%-owned by IMC, with the remaining 40% owned by a group of four individuals with expertise in the Dutch cannabis market.

Between July 1, 2020 and July 28, 2020, the Dutch government accepted applications from cannabis growers to participate in a controlled supply chain experiment. Between five to ten growers will be selected by the Dutch Minister of Healthcare and the Minister of Justice and Security. Successful applicants will become the exclusive cannabis suppliers to all the coffee shops in the ten Dutch municipalities participating in the experiment. The first phase of the experiment will last four years.

IMC has submitted its application through IMC Netherlands and has received confirmation that its application has been properly submitted. The application proposes a facility that will produce 4,500kg of cannabis annually, with final products including flower, hash and pre-rolls. Successful applicants are expected to be announced within six months.

Executing in Israel

In the third quarter of 2020, Focus Medical Herbs Ltd. ("Focus Medical") signed a supply agreement with Ever Green Solomon Pharma Ltd ("Ever Green") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus Medical to extend the term an additional five years, for a total potential term of up to ten years. With this agreement, Focus Medical has secured the supply necessary to fulfill its delivery obligations under its pharmacy sales agreements.

The Israeli market continues to grow rapidly. Data recently published by the Israeli Medical Cannabis Association indicates that there are currently over 71,000 medical cannabis patients in Israel, which represents over 100% growth in the last two years. The Israeli market is unique in that black market prices are higher than medical cannabis prices with a prescription, driving demand for medical use of cannabis.

Financial Trajectory Rising Rapidly

With the launch of sales and an expected acceleration in Adjupharm's shipments to distribution partners in Germany, as well as increased shipments by Focus Medical to its pharmacy customers, IMC reached an inflection point to adjusted EBITDA profitability in September 2020. Investments into the operating infrastructure in Germany, including sales, marketing, and personnel, were the primary drivers of the adjusted EBITDA loss. With Germany now generating contribution margin and rising revenue in Israel, the Company has achieved profitability as measured by adjusted EBITDA, in line with Company targets.

As of September 30, 2020, IMC had a cash balance of approximately $10.0 million, and no debt.

About IM Cannabis Corp.

IMC (CSE: IMCC) is a multi-country operator (MCO) in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Forward-Looking Information and Non-IFRS Measures

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes statements relating to the expected delivery volumes under all previously announced pharmacy sales and distributions agreements in Germany and Israel, the expected timing of the application process for the Dutch government's controlled cannabis supply chain experiment and the expectation of reaching profitability as measured by adjusted EBITDA.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

This news release includes reference to "gross margin" and "adjusted EBITDA", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by the Company in its financial statements would be gross profit before fair value adjustments divided by revenue. The Company defines EBITDA as income earned or lost from its consolidated operations including Adjupharm, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, revaluation adjustments of financial assets and liabilities measured on a fair value basis. EBITDA and adjusted EBITDA have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking information contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information, nor does it intend, or assume any obligation, to update or revise such forward-looking information to reflect new events or circumstances. Any and all forward-looking information included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca